Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2014 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2013 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “may,” “believe,” “will,” “projects,” “expects,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report on Form 20-F.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.	RESULTS OF OPERATIONS

Six months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares,

and basic and diluted income per ordinary share)

	2014	2013
Statement of Income Data:
Revenues:

Products	17,170	15,816
Services	35,719	29,564
Total Revenues	52,889	45,380
Cost of revenues:
Products	10,342	9,198
Services	24,553	21,343
Amortization of intangible assets	-	-
Total Cost of Revenues	34,895	30,541
Gross profit	17,994	14,839
Operating Expenses:

Research and development, net	1,766	1,470
Sales and marketing expenses	5,523	4,894
General and administrative	5,901	4,653
Amortization of intangible assets	567	510
Total operating income	4,237	3,312
Financial expenses, net	812	598
Other income	6	7
Income before tax on income	3,431	2,721
Taxes on income	1,014	467
Income after taxes on income	2,417	2,254
Equity in gains of affiliate	-	182
Net income (loss)	2,417	2,436
Net income (loss) attributable to non-controlling interest	(195)	658
Net income attributable to Pointer Telocation Ltd. Shareholders	2,612	1,778
Basic net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.36	0.32
Diluted net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.35	0.32
Basic weighted average number of shares outstanding (in thousands)	7,201	5,556
Diluted weighted average number of shares outstanding (in thousands)	7,542	5,556

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

Revenues. Revenues increased by $7.5 million or 16%, from $45.3 million in the six months ending June 30, 2013 to $52.9 million in the six months ending June 30, 2014.

The revenues from the sale of our products increased by $1.4 million, or 8.6%, from $15.8 million in the six months ending June 30, 2013 to $17.2 million in the six months ending June 30, 2014. This increase is primarily attributable to increased volume of our Cellocator products, partially offset by price erosion.

The revenues from our services increased by $6.1 million, or 21%, from $29.6 million in the six months ending June 30, 2013 to $35.7 million in the six months ending June 30, 2014.

The increase was primarily attributable to an increase in revenues from fleet management and stolen vehicle recovery services provided in the Israeli and Brazilian markets (which results have been consolidated since October 2013).

Revenues from our services in the six months ending June 30, 2014 accounted for 67.5% of our total revenues as compared with 65% in the six months ending June 30, 2013.

Our international revenues in the six months ending June 30, 2014 accounted for 31% of total revenues, comparing to 26% in the six months ending June 30, 2013.

Cost of Revenues. Our cost of revenues increased by $4.4 million to $34.9 million for the six months ending June 30, 2014 as compared to $30.5 million for the same period in 2013. This increase is associated with an increase of $7.5 million in our revenues from products and services.

Gross Profit. Our gross profit increased to $18 million in the six months ending June 30, 2014, as compared to $14.8 million for the same period in 2013.Gross profit accounted for 34% of total revenues in the six months ending June 30, 2014 compared to 32.6% of total revenues in the six months ending June 30, 2013. Our gross margin on products sales in the six months ending June 30, 2014 was 40% compared to 42% in the six months ending June 30, 2013. We continued to face price erosion that was partially offset by operational efficiency and cost reduction but was mostly compensated for by an increase in volumes. Gross margin in services was approximately 31% in the six months ending June 30, 2014 as compared to 28% in the six months ending June 30, 2013. Gross margin in services increased mainly due to the increase in revenues from services and efficiency in cost of services.

Research and Development Costs. Research and development expenses were $1.8 million in the six months ending June 30, 2014, comparing to $1.5 million in the six months ending June 30, 2013. The increase in research and development costs are mostly a result of our continual efforts to introduce new technologies to the market.

Sales and Marketing Expenses. Sales and marketing costs increased by $0.6 million to $5.5 million in the six months ending June 30, 2014 from $4.9 million in the six months ending June 30, 2013. The increase is due to the increase in sales and marketing efforts in Israel, the United States and Mexico, and the consolidation of our Brazilian subsidiary’s results which commenced in October 2013.

General and Administrative Expenses. General and administrative expenses increased by $1.3 million to $5.9 million in the six months ending June 30, 2014 from $4.6 million in the six months ending June 30, 2013. The increase is due to the consolidation of our Brazilian subsidiary’s results which commenced in October 2013, increases in salary and stock-based compensation and efforts to expand our operation.

Amortization of Intangible Assets. Amortization of intangible assets was $0.5 million in the six months ending June 30, 2014 and 2013.

Operating Profit. As a result of the foregoing, we recorded a $4.2 million operating profit in the six months ending June 30, 2014 compared to an operating profit of $3.3 million in the six months ending June 30, 2013.

Financial Expenses (Net). Financial expenses increased from $0.6 million in the six months ending June 30, 2013 to $0.8 million in the six months ending June 30, 2014. This increase is due to loans incurred in connection with the financing of the acquisitions of our Brazilian subsidiary and Shagrir.

Taxes on income.  Taxes on income were $1 million in the six months ending June 30, 2014 comparing to $0.5 million in the six months ending June 30, 2013. The effective tax rate for the six months ended June 30, 2014, was 30% as compared to 17% for the six months ended June 30, 2013. The increase is due to the consolidation of our Brazilian subsidiary in which the effective tax rate is approximately 34% and an increase in tax rates in Israel from 25% to 26.5%.

Equity in losses (gains) of our Brazilian affiliate. In the six months ending June 30, 2013, we recorded equity in gains of our Brazilian affiliate, Pointer do Brazil Commercial S.A., in the amount of $182 thousand. Subsequent to the acquisition of our Brazilian subsidiary in October 2013, the Brazilian subsidiary’s results are consolidated and not recorded as equity in gains.

Net Income. We recorded net income of $2.4 million in the six months ending June 30, 2014 and 2013.

Net Income (loss) attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $0.2 million in the six months ending June 30, 2014, compared to $0.7 million income in the six months ending June 30, 2013.

Net Income attributable to Pointer shareholders. In the six months ending June 30, 2014, we recorded net income of $2.6 million, compared to $1.8 million in the six months ending June 30, 2013.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were largely impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. Dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real.

During the six months ended June 30, 2014, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 1%, while the Israeli Consumer Price Index (“CPI”) did not change. During the six months ended June 30, 2013 there was a decrease of 2.6% in the exchange rate of the U.S. Dollar in relation to the NIS and an increase of 1.3% in the Israeli CPI.

During the six months ended June 30, 2014, the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Localizacion Y Asistencia S.A (“PLA”) are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. From January 1, 2014 to June 30, 2014, the value of the Argentinean Peso increased by approximately 24.7% against the U.S. dollar. From January 1, 2014 until June 30, 2014 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 6.5143 and 8.1394 Pesos to the Dollar.

Regarding our operations in Mexico and the fact that most of the revenues of our Mexican subsidiary, Pointer Recuperacion de Mexico, SA de CV (“PRM”), are not denominated in U.S. Dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of PRM and as a consequence, on the results of our operations. From January 1, 2014 to June 30, 2014, the value of the Mexican Peso increased by approximately 0.53% against the U.S. dollar. From January 1, 2014 until June 30 the U.S. Dollar – Mexican Peso exchange rate fluctuated between 12.8429 and 13.4521 Pesos to the Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2014, we had working capital of $1.2 million, our current assets to current liabilities ratio was 103%, we had cash and cash equivalents of $11.9 million and an unused credit facility of $9.1 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. As of June 30, 2014 we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2014, net cash provided by our continuing operating activities amounted to $2.5 million as compared to net cash provided from continuing operating activities of $3.4 million in the six months ended June 30, 2013. The decrease was primarily attributable to an increase in working capital in the six months ended June 30, 2014.

In the six months ended June 30, 2014, net cash used in our continuing investment activities was $1.4 million as compared to $1.6 million in the six months ended June 30, 2013. The decrease was primarily attributable to the decrease in purchases of property and equipment.

In the six months ended June 30, 2014, net cash provided by financing activities was $7.5 million as compared to net cash used in financing activities of $3 million in the six months ended June 30, 2013. The increase was primarily attributable to receipt of long term loans in association with the acquisitions of our Brazilian subsidiary and Shagrir, proceeds from the issuance of shares in a financing round in March 2014 for an aggregate amount of $10.4 million, and the acquisition of the remaining 45.5% issued share capital of Shagrir in January 2014 for aggregate consideration of $7.7 million.